HYDROPHI TECHNOLOGIES GROUP, INC.

3404 Oakcliff Road

Suite C6

Doraville, GA 30340

(t) 404-974-9910

July 22, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Hydrophi Technologies Group, Inc.

Registration Statement on Form S-1

File No. 333-195686

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Hydrophi Technologies Group, Inc. (the “Company”), the undersigned, on behalf of the Company, hereby respectfully requests that the effectiveness of said Registration Statement be accelerated to 9:30 a.m. Eastern time on July 25, 2014, or as soon thereafter as practicable.

Very truly yours,

Hydrophi Technologies Group, Inc.

By: /s/ Roger Slotkin

       Name: Roger Slotkin

       Title: President and CEO